Exhibit 99.1

No securities regulatory authority has expressed an opinion about any information contained herein and it is an offence to claim otherwise. This prospectus does not constitute a public offering of any securities.

PROSPECTUS

Non-Offering Prospectus	December 28, 2023

LEDDARTECH HOLDINGS INC.

No securities are being offered pursuant to this Canadian Prospectus.

This non-offering prospectus (the “Canadian Prospectus”) is being filed with the Autorité des marchés financiers (Québec) (the “AMF”) to enable LeddarTech Holdings Inc. (being the amalgamated corporation resulting from the Company Amalgamation (as defined herein) (the “Surviving Company” and, prior to the Company Amalgamation, “NewCo”)) to become a reporting issuer under the Securities Act (Québec), notwithstanding that no sale of its securities is contemplated herein.

NewCo was incorporated under the Canada Business Corporations Act (“CBCA”) on April 12, 2023 for the sole purpose of effecting the Business Combination (as defined below). The Surviving Company’s head and registered office is located at 4535 Wilfrid Hamel Blvd., Suite 240, Québec, QC, G1P 2J7.

On June 12, 2023, NewCo entered into a business combination agreement (as amended on September 25, 2023, the “Business Combination Agreement”) with LeddarTech Inc. (the “Company” or “LeddarTech”), a corporation incorporated under the laws of the CBCA and the parent corporation of NewCo, and Prospector Capital Corp. (“Prospector”), a Cayman Islands exempted company trading on Nasdaq Stock Market LLC (“Nasdaq”). Under the terms of the Business Combination Agreement, the following transactions were completed on December 21, 2023 on the terms set forth in a plan of arrangement (the “Plan of Arrangement”):

i.	Prospector completed a continuance into the laws of Canada (the “Continuance” and Prospector as so continued, “Prospector Canada”);

ii.	Prospector Canada and NewCo amalgamated (the “Prospector Amalgamation” and Prospector Canada and NewCo as so amalgamated, “AmalCo”);

iii.	the preferred shares of the Company converted into common shares of the Company and AmalCo acquired all of the issued and outstanding common shares of the Company from the Company’s shareholders in exchange for common shares of AmalCo having an aggregate equity value of US$200 million (at a negotiated value of US$10.00 per share) plus an amount equal to the aggregate exercise price of the Company’s outstanding “in the money” options immediately prior to the Prospector Amalgamation plus additional AmalCo “earnout” shares (with the terms set forth in the Business Combination Agreement) (the “Share Exchange”);

iv.	the Company and AmalCo amalgamated (the “Company Amalgamation”); and

v.	in connection with the foregoing, the securities of AmalCo converted into an equivalent number of corresponding securities in the Surviving Company, each equity award of the Company that was not canceled pursuant to the Business Combination Agreement and the Plan of Arrangement became an equity award of the Surviving Company, and the Omnibus Incentive Plan adopted by the Company immediately prior to the completion of the Business Combination was assumed by the Surviving Company (together with the Continuance, the Prospector Amalgamation, the Share Exchange, the Company Amalgamation and the other transactions contemplated under the Business Combination Agreement, the “Business Combination”).

On June 12, 2023, LeddarTech entered into the Subscription Agreement (as defined in the U.S. Prospectus) with the certain investors, including investors who subsequently joined the Subscription Agreement (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors purchased secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million, issued in two tranches: (i) a first tranche of PIPE Convertible Notes (the “Tranche A-1 Notes”) in the aggregate principal amount of approximately US$21.66 million (the “Tranche A-1 PIPE Financing”) was issued to the PIPE Investors (such investors, the “Tranche A-1 PIPE Investors”) in connection with the execution of the Business Combination Agreement, and (ii) a second tranche of PIPE Convertible Notes (the “Tranche B Notes”) in the aggregate principal amount of approximately US$22.0 million issued upon or prior to the completion of the Business Combination, as discussed below. Subsequent to June 30, 2023, LeddarTech issued additional first tranche PIPE Convertible Notes (the “Tranche A-2 Notes” and, together with the Tranche A-1 Notes, the “Tranche A Notes”) in the aggregate principal amount of US$0.34 million (the “Tranche A-2 PIPE Financing”). Pursuant to an amendment to the Subscription Agreement entered into on October 30, 2023, approximately US$4.1 million of the Tranche B Notes was issued on October 31, 2023 (the “Tranche B-1 Notes”) (the “Tranche B-1 PIPE Financing”), and the remaining US$17.9 million of the Tranche B Notes (the “Tranche B-2 Notes”) was issued upon completion of the Business Combination. At the times of the issuance of Tranche A Notes and Tranche B-1 Notes, the relevant PIPE Investors received warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). The PIPE Investors received PIPE Warrants to purchase 595,648 Class D-1 Preferred Shares at the time of purchasing the Tranche A-1 Notes (2.75 Class D-1 Preferred Shares per US$100 principal amount of Tranche A-1 Notes purchased), PIPE Warrants to purchase 9,355 Class D-1 Preferred Shares at the time of purchasing the Tranche A-2 Notes (2.75 Class D-1 Preferred Shares per US$100 principal amount of Tranche A-2 Notes purchased), and PIPE Warrants to purchase 24,322 Class D-1 Preferred Shares at the time of purchasing the Tranche B-1 Notes (0.6 Class D-1 Preferred Shares per US$100 principal amount of Tranche B-1 Notes purchased). No PIPE Warrants were issued in connection with the issuance of the Tranche B-2 Notes. Altogether, the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,450 common shares in the capital of the Surviving Company (the “Surviving Company Common Shares”) upon the closing of the Business Combination (the “Closing”). Accordingly, the PIPE Investors held approximately 42.8% of the 20 million Company Common Shares outstanding immediately prior to the Closing. The PIPE Convertible Notes have an interest rate of 12% that compounds annually as an increase to the principal amount of the PIPE Convertible Notes (the “PIK Interest”) and are convertible into the number of Surviving Company Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Surviving Company Common Share. FS LT Holdings LP, a Delaware limited partnership (“FS Investors”), an affiliate of Prospector’s sponsor, Prospector Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), and the Sponsor were participants in the PIPE Financing and invested US$17,025,000 in the PIPE Financing. Derek Aberle, the former Chief Executive Officer of Prospector, and a member of the board of directors of the Surviving Company, is an existing investor in LeddarTech and invested US$210,000 in the PIPE Financing.

The cash proceeds from the transactions contemplated by the Business Combination (including the PIPE Financing) will be used by the Surviving Company for working capital, to develop its software solutions and for general corporate purposes.

Upon completion of the Business Combination, the Surviving Company’s ownership was as follows:

●	Prospector’s former public shareholders owned approximately 9.3% of the Surviving Company Common Shares.

●	The Sponsor (excluding securities acquired in the PIPE Financing) owned approximately 21.2% of the outstanding Surviving Company Common Shares.

●	The former Company Shareholders (including affiliates of the Sponsor, but excluding securities acquired in the PIPE Financing) owned approximately 39.8% of the outstanding Surviving Company Common Shares.

●	PIPE Investors (solely with respect to securities acquired in the PIPE Financing) owned approximately 29.7% of the outstanding Surviving Company Common Shares.

The Surviving Company is a leading company in the development of software targeted at the advanced driver assistance system (“ADAS”) and autonomous driving (“AD”) market. The Surviving Company provides innovative low-level sensor fusion and perception ADAS and AD software technology that delivers high performance and is scalable, cost-effective and sensor-agnostic. These solutions enable customers to solve critical environmental sensing, fusion and perception challenges across the entire value chain. See the section entitled “Information about LeddarTech” in the U.S. Prospectus.

In connection with the Business Combination, on November 29, 2023, NewCo filed with the U.S. Securities and Exchange Commission (the “SEC”) an amendment no. 2 to a registration statement on Form F-4 (as may be further amended from time to time, the “Registration Statement”). The Registration Statement (Registration No. 333-275381) was declared effective by the SEC on December 4, 2023. The Registration Statement contains a proxy statement and prospectus dated November 29, 2023 (the “U.S. Prospectus”), a copy of which is attached to and forms part of and is incorporated in this Canadian Prospectus, which constitutes a prospectus of NewCo under Section 5 of the U.S. Securities Act of 1933, as amended, with respect to the securities of the Surviving Company issued following the consummation of the Business Combination. The U.S. Prospectus also constitutes a proxy statement for Prospector under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a notice of meeting with respect to the extraordinary general meeting of shareholders of Prospector (the “Prospector Shareholders Meeting”) held on December 13, 2023 to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters. At the Prospector Shareholders Meeting, Prospector shareholders approved, among other things, the Business Combination. A copy of the Registration Statement and U.S. Prospectus is attached to and forms part of and is incorporated in this Canadian Prospectus.

There is no market in Canada through which the securities of the Surviving Company may be sold and security holders may not be able to resell securities of the Surviving Company owned by them. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of our securities and the extent of issuer regulation. See the section entitled “Risk Factors” in the U.S. Prospectus.

The Surviving Company Common Shares are listed and posted for trading on Nasdaq under the symbol “LDTC”. On December 27, 2023, the last trading day prior to the date of this Canadian Prospectus, the closing price of the Surviving Company Common Shares on Nasdaq was US$2.69.

The risk factors outlined in this Canadian Prospectus should be carefully reviewed and considered. See the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the U.S. Prospectus.

No underwriters or selling agents have been involved in the preparation of this Canadian Prospectus or performed any review or independent due diligence of its contents. No person is authorized by us to provide any information or to make any representation other than those contained in this Canadian Prospectus with respect to us or our securities.

This Canadian Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities. Since no securities are being offered pursuant to this Canadian Prospectus, no proceeds will be raised and all expenses in connection with the preparation and filing of this Canadian Prospectus will be paid by us from our general corporate funds.

This Canadian Prospectus is in three sections. The first section consists of the cover page disclosure that is required to be included herein pursuant to Regulation 41-101 respecting General Prospectus Requirements and Form 41-101F1 – Information Required in a Prospectus (together, “Regulation 41-101”). The second section is a supplement to the U.S. Prospectus, which sets out required disclosure to be included herein pursuant to Regulation 41-101 and not otherwise included in the U.S. Prospectus. The third section is the U.S. Prospectus.

This Canadian Prospectus does not contain all the information set forth in the Registration Statement and its exhibits. With respect to the statements in this Canadian Prospectus about the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement, we refer you, in each instance, to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by reference to the document to which it refers.

A copy of the Registration Statement and the exhibits that were filed with the Registration Statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1590, 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the Registration Statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Certain of the expected directors and officers of the Surviving Company reside outside of Canada. The persons named below have appointed the following agent for service of process. However, it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Name	Name and Address of Agent
Derek Aberle Nick Stone Michelle Sterling Yann Delabrière Christopher Stewart	LeddarTech Holdings Inc., 4535 Wilfrid Hamel Blvd., Suite 240, Québec, QC, G1P 2J7

TABLE OF CONTENTS

GENERAL MATTERS	6

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	6

EXCHANGE RATE INFORMATION	8

SUMMARY OF PROSPECTUS	8

CORPORATE STRUCTURE	8

DESCRIPTION OF BUSINESS	9

PRIOR SALES	10

OPTIONS TO PURCHASE SECURITIES	11

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	12

CONSOLIDATED CAPITALIZATION	12

DIVIDEND POLICY	15

DIRECTORS AND OFFICERS	16

CORPORATE GOVERNANCE DISCLOSURE	17

AUDIT COMMITTEE	18

CEASE TRADE ORDERS	19

BANKRUPTCIES	19

SECURITIES PENALTIES OR SANCTIONS	20

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	20

PRINCIPAL SECURITYHOLDERS	21

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	22

MATERIAL CONTRACTS	22

LEGAL MATTERS	23

INTERESTS OF EXPERTS	23

AUDITOR, TRANSFER AGENT AND REGISTRAR	23

EXEMPTIONS	23

U.S. PROSPECTUS	24

LEDDARTECH FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION & ANALYSIS	F-1

EXHIBIT A – BOARD MANDATE	A-1

EXHIBIT B – AUDIT COMMITTEE CHARTER	B-1

CERTIFICATE OF LEDDARTECH HOLDINGS INC.	C-1

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, “Surviving Company”, “we”, “us” and “our” refers to LeddarTech Holdings Inc., together, if the context requires, with its consolidated subsidiaries upon completion of the Business Combination. The “Company” refers to LeddarTech Inc., the previous operating private company amalgamated with AmalCo pursuant to the Business Combination.

No person has been authorized by the Surviving Company or any of its predecessors (including NewCo, LeddarTech and Prospector) to give any information or make any representations in connection with the transactions herein described other than those contained in this Canadian Prospectus and the Registration Statement and, if given or made, any such information or representation must not be relied upon as having been authorized by the Surviving or any of its predecessors (including NewCo, LeddarTech and Prospector), as applicable. All information contained in this Canadian Prospectus with respect to Prospector has been supplied by Prospector for inclusion herein, and with respect to that information, the Surviving Company and its directors and officers have not independently verified such information.

References to “management” in this Canadian Prospectus mean the persons who are identified in this Canadian Prospectus as the senior executive officers of the Surviving Company. Any statements in this Canadian Prospectus made by or on behalf of management are made in such persons’ respective capacities as senior executive officers of the Surviving Company, and not in their personal capacities. See the section entitled “Management of Surviving Company after the Business Combination” in the U.S. Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Canadian Prospectus and the U.S. Prospectus may constitute “forward-looking statements” within the meaning of applicable securities laws.

Such forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies of the Surviving Company’s management team with respect to the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including, but not limited to, any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Canadian Prospectus may include, for example, statements about:

●	the benefits of the Business Combination;

●	the Surviving Company’s financial performance following the Business Combination;

●	our ability to raise additional capital;

●	our ability to comply with the covenants in our debt financing agreements;

●	our ability to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, our lenders under our debt instruments;

●	changes in the Surviving Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	expansion plans and opportunities; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Canadian Prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding whether to invest in the Surviving Company’s securities. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Surviving Company to grow and manage growth profitably following the Business Combination;

●	our ability to raise additional capital;

●	our ability to comply with the covenants in our debt financing agreements;

●	our ability to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, our lenders under our debt instruments;

●	changes in applicable laws or regulations;

●	the possibility that the Surviving Company may be adversely affected by other economic, business, and/or competitive factors;

●	any implementation of significant operating cost reductions to maintain available liquidity; and

●	other risks and uncertainties described in this Canadian Prospectus or the U.S. Prospectus, including, but not limited to, those under the section entitled “Risk Factors” in the U.S. Prospectus.

Such estimates and assumptions are made in light of the experience of the Surviving Company’s management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in the Canadian Prospectus and the U.S. Prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by applicable law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

EXCHANGE RATE INFORMATION

Unless otherwise specified, all monetary amounts are presented in Canadian dollars, all references to “dollars,” “$” and “C$” means Canadian dollars and all references to “US$” mean U.S. dollars. On December 27, 2023, the daily exchange rate was C$1.00 = US$0.7573.

SUMMARY OF PROSPECTUS

For a summary of the U.S. Prospectus, please see the section entitled “Summary of the Proxy Statement/Prospectus” in the U.S. Prospectus. That section is a summary of the principal features of the Business Combination and should be read together with the more detailed information and financial data and statements contained elsewhere in this Canadian Prospectus and the U.S. Prospectus.

CORPORATE STRUCTURE

LeddarTech was incorporated under the CBCA on July 3, 2007. The Surviving Company was formed on December 21, 2023 upon the Company Amalgamation pursuant to the Business Combination. The head and registered office of the Surviving Company is located at 4535 Wilfrid Hamel Blvd., Suite 240, Québec, QC, G1P 2J7. Over the years, LeddarTech’s articles were amended in order to, among other things, amend the terms and conditions of the Company’s share capital in connection with previous investments.

The following diagram depicts the organizational structure of the Surviving Company following the consummation of the Business Combination:

See the sections entitled “The Business Combination Agreement – Organizational Structure – Prior to the Business Combination” and “The Business Combination Agreement – Organizational Structure – Following the Business Combination” in the U.S. Prospectus.

DESCRIPTION OF BUSINESS

For a description of the Surviving Company’s business, see the section entitled “Information about LeddarTech” in the U.S. Prospectus.

Recent Developments

LeddarTech Meeting

Prior to the consummation of the Business Combination, LeddarTech Shareholders approved the Plan Arrangement at the special meeting of LeddarTech Shareholders held on November 6, 2023.

Redemptions of Prospector Class A Shares by Prospector Shareholders

Pursuant to Prospector’s constating documents, a holder of Prospector Class A Shares (as defined in the U.S. Prospectus) could have requested that Prospector redeem all or a portion of such holder’s Prospector Class A Shares (which became Surviving Company Common Shares following completion of the Business Combination) prior to the applicable redemption deadline on December 12, 2023, for a cash amount equal to their pro rata portion of the funds in the Trust Account. Prospector Shareholders holding 855,440 Prospector Class A Shares properly demanded redemption of their Prospector Class A Shares prior to such deadline. As a result, approximately US$9.3 million were removed from the Trust Account to pay such holders following consummation of the Business Combination. Prospector Shareholders holding 1,338,616 Prospector Class A Shares were not redeemed, resulting in the issuance of Surviving Company Common Shares upon the exchange thereof in accordance with the terms of the Business Combination Agreement and the Plan of Arrangement.

PRIOR SALES

During the 12-month period before the date of this Canadian Prospectus, (i) NewCo did not issue any common shares, other than 10 common shares issued to the Company upon the incorporation of NewCo at a price of C$1.00 per share; and (ii) the Company did not issue any common shares of the Company or securities that are convertible into common shares of the Company, except as described in the following table:

Date of Issuance or Sale	Number and type of Securities / Principal Amount Issued	Issue Price / Exercise Price Per Security
June 13, 2023	8 Tranche A-1 Notes in the aggregate principal amount of approximately US$21.66 million		--
From June 16, 2023 to July 5, 2023	595,648 Class D-1 Preferred Shares(1)	US$	0.01
From August 3, 2023 to August 12, 2023	22 Tranche A-2 Notes in the aggregate principal amount of US$0.34 million		--
From August 3, 2023 to August 12, 2023	9,355 Class D-1 Preferred Shares(2)	US$	0.01
October 31, 2023	24,322 Class D-1 preferred shares(3)	US$	0.01
October 31, 2023	21 Tranche B-1 Notes in the aggregate principal amount of approximately US$4.1 million		--
November 1, 2023	66,550 common shares of LeddarTech(4)	US$	0.63
December 20, 2023	4,428,690 common shares purchase warrant of LeddarTech(5)		$0.01
December 21, 2023	30 Tranche B-2 Notes in the aggregate principal amount of approximately US$17.9 million		--

Notes:

(1)	Class D-1 Preferred Shares issued in connection with the exercise by PIPE Investors of PIPE Warrants issued under the Tranche A-1 PIPE Financing. The Class D-1 Preferred Shares were convertible into common shares of the Company in accordance with its articles of incorporation.

(2)	Class D-1 Preferred Shares issued in connection with the exercise by PIPE Investors of PIPE Warrants issued under the Tranche A-2 PIPE Financing. The Class D-1 Preferred Shares were convertible into common shares of the Company in accordance with its articles of incorporation.

(3)	Class D-1 Preferred Shares issued in connection with the exercise by PIPE Investors of PIPE Warrants issued under the Tranche B-1 PIPE Financing. The Class D-1 Preferred Shares were convertible into common shares of the Company in accordance with its articles of incorporation.

(4)	For additional details, see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information – Description of the Business Combination, Related Transactions and Adjustments for Other Material Events – Acquisition of Non-Controlling Interest” in the U.S. Prospectus.

(5)	For additional details, see the section entitled “Options to Purchase Securities – Desjardins Warrants” in this Canadian Prospectus.

OPTIONS TO PURCHASE SECURITIES

The following table shows the aggregate number of options to purchase the Surviving Company Common Shares that were outstanding upon closing of the Business Combination. See also the sections entitled “Executive and Director Compensation,” “Description of Surviving Company’s Securities,” “Shares Eligible for Future Sale” and “Security Ownership of Certain Beneficial Owners and Management” in the U.S. Prospectus.

Category	Number of Options	Exercise Price	Expiry Date
Executive officers and past executive officers, as a group (5 in total)	5,061	$0.01	Five years following closing of the Business Combination
Directors and past directors who are also not executive officers or past executive officers, as a group (5 in total)	3,202	$0.01	Five years following closing of the Business Combination
All other employees and past employees (89 in total)	4,314	$0.01	Five years following closing of the Business Combination
Other	-	-	-
TOTAL	12,577	-	-

Surviving Company Warrants

Upon the consummation of the Business Combination, 17,465,749 Surviving Company Common Share purchase warrants (the “Surviving Company Warrants”) were issued to former Prospector warrant holders. Each Surviving Company Warrant entitles the holder thereof to purchase one Surviving Company Common Share at a purchase price of US$11.50 per share, subject to adjustment, on the terms and subject to the conditions set forth in the Warrant Agreement, and, as applicable, the Sponsor Letter Agreement (as such terms are defined in the U.S. Prospectus). Such Surviving Company Warrants replaced the 10,833,333 Public Warrants, 4,250,000 Private Placement Warrants and 965,749 warrants from the exercise of the conversion option of the Prospector Convertible Promissory Note (as such terms are defined in the U.S. Prospectus).

Desjardins Warrants

In conjunction with the Desjardins Facility October 2023 Amendments (as defined in the U.S. Prospectus), LeddarTech issued to Desjardins 4,428,690 common share purchase warrants prior to Closing, which are being assumed by the Surviving Company and became exercisable, upon the Closing and based on the exchange ratio for the Business Combination, for 250,000 Surviving Company Common Shares at $0.01 per share (the “Desjardins Warrants”). The Desjardins Warrants may be exercised, in whole or in part, for a period of five years following completion of the Business Combination and are subject to a lock-up with one third being released four months after Closing, another third being released eight months after Closing and the final third being released 12 months after Closing.

IQ Warrants

In the fiscal year ended September 30, 2021, in conjunction with the IQ Loan Agreement (as defined in the U.S. Prospectus), the Company issued Class D-1 Preferred Share purchase warrants to IQ (as defined below) at $138.68 per share, which are being assumed by the Surviving Company and exercisable for an aggregate of 13,890 Surviving Company Common Shares (the “IQ Warrants”). The IQ Warrants may be exercised, in whole or in part, for a period of five years following the issue of the IQ Warrants.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Upon the Closing, the Surviving Company, the Sponsor, the PIPE Investors and certain former shareholders of LeddarTech (together with the PIPE Investors, the “New Holders”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Sponsor and the New Holders were granted certain customary registration rights with respect to the Surviving Company Common Shares.

With respect to the PIPE Investors, the Registration Rights Agreement provides that the Surviving Company Common Shares (other than any shares issuable upon conversion of any securities obtained through the PIPE Financing) are subject to a lock-up period of six months following the Closing.

With respect to the New Holders other than the PIPE Investors, the Surviving Company Common Shares are subject to a lock-up for a period of four years following the Closing. Surviving Company Common Shares held by certain investors are subject to such lock-up through the delivery by the investors of letters of transmittal.

With respect to the Sponsor, the Surviving Company Common Shares issued upon conversion of the Sponsor’s Prospector Class B Shares (as defined in the U.S. Prospectus) are subject to certain transfer restrictions until six months following the Closing, and Surviving Company Common Shares issued upon conversion of the Sponsor’s Private Placement Warrants (as defined in the U.S. Prospectus) are subject to certain transfer restrictions until 30 days following the Closing.

Based on the number of Surviving Company Common Shares issued upon consummation of the Business Combination and the PIPE Financing, the Surviving Company Common Shares which are subject to lock-up restrictions represented approximately 61% of the total number of Surviving Company Common Shares on a non-diluted basis following consummation of the Business Combination.

See the sections entitled “Certain Agreements Related to the Business Combination” and “Risk Factors” in the U.S. Prospectus.

CONSOLIDATED CAPITALIZATION

Other than as described in this Canadian Prospectus and the U.S. Prospectus, there have been no material changes in the Company’s share or loan capital on a consolidated basis since June 30, 2023, the date of the Company’s financial statements for its most recently completed financial period included in this Canadian Prospectus.

In connection with the completion of the Business Combination, the Surviving Company has updated the unaudited pro forma condensed consolidated statement of financial position of the Surviving Company and its consolidated subsidiaries as of June 30, 2023 (the “Pro Forma Financial Position”) contained in the U.S. Prospectus solely to reflect the actual number of Prospector Class A Shares that were redeemed. The following updated Pro Forma Financial Position (the “Updated Pro Forma Financial Position”) gives pro forma effect to the Business Combination, related transactions and adjustments for other material events as disclosed in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” in the U.S. Prospectus as well as the redemption of 855,440 Prospector Class A Shares as if they had occurred on June 30, 2023.

The following Updated Pro Forma Financial Position should be read in conjunction with the Pro Forma Financial Position and the notes thereto and the accompanying disclosure contained in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” in the U.S. Prospectus.

The following Updated Pro Forma Financial Position (i) is being provided for information purposes only, (ii) has not been prepared in accordance with Item 11.01 of Regulation S-X under the Securities Exchange Act of 1934, (iii) is not indicative of what Surviving Company’s financial position would have been at June 30, 2023 if the Business Combination had taken place at that date and (iv) does not purport to project the future financial position of the Surviving Company.

See the sections entitled “Description of Business – Recent Development – Redemptions of Prospector Class A Shares by Prospector Shareholders,” “Prior Sales” and “Options to Purchase Securities” in this Canadian Prospectus, and the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information – Description of the Business Combination, Related Transactions and Adjustments for Other Material Events” in the U.S. Prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2023
(in Canadian dollars)

	Historical		Final Redemption
	LeddarTech Inc.	Prospector Capital Corp.	Pro Forma Adjustments	Pro Forma Financial Position
ASSETS

CURRENT ASSETS
Cash	18,289,703	132,153	29,597,436	55,761,662
			18,964,072

			(331,551)
			446
			(31,208)
			(264)
			(5,665,909)
			(5,193,216)
Trade receivable and other receivables	2,143,984	—	—	2,143,984
Government assistance and R&D tax credits receivable	1,957,487	—	—	1,957,487
Inventories	1,870,822	—	—	1,870,822
Prepaid expenses	1,123,322	64,032	—	1,187,354
Total current assets	25,385,318	196,185	37,339,806	62,921,309

NON-CURRENT ASSETS
Investment held in Trust Account	—	31,083,026	(31,083,026)	—
Property and equipment	2,636,565	—	—	2,636,565
Right-of-use assets	4,995,658	—	—	4,995,658
Intangible assets	40,237,800	—	—	40,237,800
Other assets	264,523	—	(264,523)	—
Goodwill	7,318,126	—	—	7,318,126
Total assets	80,837,990	31,279,211	5,992,257	118,109,458

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	11,742,501	6,414,960		18,157,461
Provisions	958,761	—	—	958,761
Due to Sponsor	—	264	(264)	—
Current portion of lease liabilities	702,420	—	—	702,420
Current portion of government grant liabilities	557,029	—	—	557,029
Conversion option	690,123	—	147,987	838,110
Prospector Convertible Promissory Note	—	1,422,336	(1,422,336)	—
Class A ordinary shares subject to possible redemption	—	31,083,026	(31,083,026)	—
Liability classified warrants	—	2,543,616	(1,338,514)	1,205,102
			6,021,878
			(6,021,878)
Total current liabilities	14,650,834	41,464,202	(33,696,153)	22,418,883

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at June 30, 2023 — (Continued)
(in Canadian dollars)

	Historical		Final Redemption
	LeddarTech Inc.	Prospector Capital Corp.	Pro Forma Adjustments	Pro Forma Financial Position
NON-CURRENT LIABILITIES
Credit facility	28,668,498	—	(331,551)	28,336,947

Convertible notes	9,983,643	—	23,163,048	33,146,691
Term loan	7,099,498	—		7,099,498
Lease liabilities	4,940,960	—	—	4,940,960
Redeemable stock options	6,102,496	—	(6,102,496)	—
Government grant liability	1,153,409	—	—	1,153,409
Total liabilities	72,599,338	41,464,202	(16,967,152)	97,096,388

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock – LeddarTech	451,967,396	—	6,022,324	—
			73,177
			(458,062,897)
Prospector Class B Shares	—	1,077	(1,077)	—
Capital stock – Surviving Company	—	—	35,473,324	618,728,409
			80,742,188
			458,062,897
			44,450,000
Reserve – warrants	670,703	—	—	670,703
Reserve – stock options	30,462,500	—	186,214	186,214
			1,316,810
			(31,779,310)
Contributed surplus	—	—	20,068,750	20,996,110
			927,360
Other component of equity	2,431,688	—	(2,431,688)	—
Deficit	(468,903,855)	(10,186,068)	10,186,068	(619,568,366)
			(124,744,331)
			(44,450,000)
			5,916,282
			(6,062,477)
			(1,316,810)
			31,779,310
			(5,665,909)
			(927,360)
			(5,193,216)
Equity attributable to owners of the capital stock of the parent	16,628,432	(10,186,068)	14,569,629	21,013,070
Non-controlling interests	(8,389,780)	—	8,389,780	—
Total shareholders’ equity	8,238,652	(10,186,068)	22,959,409	21,013,070
Total liabilities and shareholders’ equity	80,837,990	31,279,211	5,992,257	118,109,458

Further, the following table summarizes the outstanding securities of the Surviving Company immediately after giving effect to the Business Combination:

Description	Outstanding immediately after giving effect to the Business Combination
Surviving Company Common Shares	28,770,930
Surviving Company Class A Non-Voting Special Shares	2,031,250
Surviving Company Class B Non-Voting Special Shares	999,963
Surviving Company Class C Non-Voting Special Shares	999,963
Surviving Company Class D Non-Voting Special Shares	999,963
Surviving Company Class E Non-Voting Special Shares	999,963
Surviving Company Class F Non-Voting Special Shares	999,963
Surviving Company Warrants	17,465,749
PIPE Convertible Notes	$4,400,106
Options to purchase Surviving Company Common Shares	12,577
Desjardins Warrants	250,000
IQ Warrants	13,890

DIVIDEND POLICY

The Company has not paid any cash dividends on its shares to date. The Surviving Company currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Surviving Company’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

DIRECTORS AND OFFICERS

Board Composition

For a description of the individuals serving as directors and executive officers of the Surviving Company and the number and percentage ownership of the Surviving Company Shares beneficially owned, or controlled or directed, directly or indirectly, by all directors and executive officers of the Surviving Company as a group, see the sections entitled “Management of Surviving Company after the Business Combination” and “Security Ownership of Certain Beneficial Owners and Management” in the U.S. Prospectus. After giving effect to the redemption of Prospector Class A Shares and completion of the Business Combination, the directors and officers of the Surviving Company beneficially owned, or controlled or directed, directly or indirectly, approximately 229,845 Surviving Company Common Shares or approximately 0.8% of the outstanding Surviving Company Common Shares on a non-diluted basis.

The following table sets forth each such director’s and executive officer’s position and province or state and country of residence:

Name	Position	Province/State and Country of Residence
Executive Officers
Frantz Saintellemy	Chief Executive Officer, Director	Québec, Canada
Christopher Stewart	Chief Financial Officer	California, United States
David Torralbo	Chief Legal Officer	Québec, Canada
Claude Savard	Chief Accounting Officer	Québec, Canada

Non-Employee Directors
Charles Boulanger	Director	Québec, Canada
Derek Aberle	Director, Chairman	California, United States
Nick Stone	Director	California, United States
Michelle M. Sterling	Director	California, United States
Yann Delabrière	Director	Île-de-France, France

Nomination Rights

Under the Sponsor Letter Agreement (as defined in the U.S. Prospectus), FS Investors has the right to designate for nomination a number of directors to the board of directors of the Surviving Company (the “Surviving Company Board”) as follows: (i) two members designated by FS Investors so long as FS Investors and the Sponsor in the aggregate beneficially own at least 20.0% of the outstanding the Surviving Company Common Shares, and (ii) one member designated by FS Investors thereafter until the date that FS Investors and the Sponsor in the aggregate beneficially own at least 10.0% of the outstanding Surviving Company Common Shares.

Under the Investor Rights Agreement entered into at Closing between the Surviving Company and Investissement Québec, a legal person established under the Act Respecting Investissement Québec, acting as agent for the government of Québec as part of the Fonds de développement économique (“IQ”), IQ also has the right to designate for nomination one director to the Surviving Company Board for so long as IQ holds more than 60.0% of the equity interests in the Company that it owns at closing of the second tranche of the PIPE Financing, provided, however, that IQ shall nonetheless maintain its nomination right in respect of the next shareholders meeting relating to the election of directors of the Surviving Company that is called after the date upon which IQ’s equity interest falls below the foregoing threshold.

CORPORATE GOVERNANCE DISCLOSURE

For a description of the Surviving Company Board’s mandate and oversight role, the committees established by the Surviving Company Board and the Surviving Company’s corporate governance practices, see the section entitled “Management of Surviving Company after the Business Combination” in the U.S. Prospectus.

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Instrument 58-201 – Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to Regulation 58-101 – Disclosure of Corporate Governance Practices (“Regulation 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted in connection with the Business Combination certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

In addition to those matters described under the section entitled “Management of Surviving Company after the Business Combination” in the U.S. Prospectus, the disclosure set out below includes disclosure required by 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Director Independence

The Surviving Company’s board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that out of six directors who are serving on the Surviving Company Board, four directors qualify as “independent” within the meaning of Regulation 58-101, namely Derek Aberle, Nick Stone, Michelle M. Sterling and Yann Delabrière. Derek Aberle is also the Chairman of the Surviving Company Board.

Charles Boulanger was determined as not being independent as he was the Chief Executive Officer of LeddarTech until the consummation of the Business Combination, and Frantz Saintellemy was determined as not being independent as he was the President and Chief Operating Officer of LeddarTech until the consummation of the Business Combination and is currently the Chief Executive Officer of the Surviving Company.

Insider Trading Policy

The Surviving Company adopted an insider trading policy which prohibits its directors, officers, employees and consultants, while aware of material non-public information about the Surviving Company, from (i) trading in its securities; (ii) recommending the purchase or sale of its securities, (iii) disclosing such material non-public information to persons within the Surviving Company whose duties do not require them to have such information, or outside of the Surviving Company to any other persons (unless the disclosure is made in accordance with the Surviving Company’s disclosure policy) and (iv) assisting any person or entity engaged in the foregoing activities. The insider trading policy applies to all transactions in the Surviving Company’s securities, as well as derivatives and related financial instruments.

Diversity

The Surviving Company recognizes the importance and benefit of fostering and promoting diversity among board members and senior management, and believes that boards of directors should have diverse backgrounds and possess a variety of skills, qualifications, experience and knowledge that complement the attributes of other board members and enable them to contribute effectively to the board’s oversight role. While the Surviving Company does not have formal policies or targets regarding board diversity requirements for the representation of women, Indigenous peoples, people with disabilities or members of visible minority (collectively, the “Designated Groups”) on the Surviving Company Board or senior management, the nominating and corporate governance committee and the Surviving Company’s senior executives will take gender and other diversity representation into consideration as part of their overall recruitment and selection process.

The composition of the Surviving Company Board will, in the future, be shaped by the selection criteria to be established by the nominating and corporate governance committee, which is expected to consider a variety of factors in addition to gender, race and other diversity considerations, including a potential director’s judgment, independence, business and educational background, stature, public service, conflicts of interest, integrity, ethics, diversity considerations, as well as his or her ability and willingness to devote sufficient time to serve on the Surviving Company Board. Diversity considerations will also be taken into account with respect to senior management positions, including seeking to broaden recruiting efforts to attract and interview qualified people from the Designated Groups, and committing to retention and training to ensure that the Surviving Company’s most talented employees are promoted from within the organization.

In accordance with Nasdaq’s listing requirements with respect to diversity of boards of directors, foreign private issuers (such as the Surviving Company) listing on Nasdaq must have two diverse directors, or provide an explanation for not meeting such requirement, within two years for the date of listing or December 31, 2026, whichever is later. Foreign private issuers can meet the diversity requirement with either two female directors or one female director and one director who is an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in its home country or LGBTQ+.

The Surviving Company currently has one woman on the Surviving Company Board and none as executive officer, representing 16.67% of the Surviving Company’s directors and 0% of its senior management team.

Other than Frantz Saintellemy, no director or senior management identifies himself or herself as a member of the other Designated Groups. The Surviving Company Board as a whole is responsible for monitoring the evolution and involvement of the Designated Groups within the Surviving Company Board and senior management of the Surviving Company.

AUDIT COMMITTEE

Audit Committee

The Surviving Company is a “SEC issuer” within the meaning of Regulation 52-107 – Acceptable Accounting Principles and Auditing Standards and is required to comply with the rules with respect to audit committees adopted by the SEC, Nasdaq rules and Regulation 52-110 – Audit Committees, including with respect to composition and independence. The initial members of the Surviving Company’s audit committee are Yann Delabrière, Nick Stone and Derek Aberle. Each member of the audit committee has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the financial controls and procedures necessary for financial reporting. For additional details regarding the Surviving Company’s audit committee generally, see the section entitled “Management of Surviving Company after the Business Combination – Committees of the Board of Directors – Audit Committee” in the U.S. Prospectus.

External Auditor Service Fee

For LeddarTech’s fiscal years ended September 30, 2022 and 2021, LeddarTech incurred the following fees with its external auditor, Ernst & Young LLP:

	Year ended September 30, 2022	Year ended September 30, 2021
Audit fees(1)	$2,587,257	$1,751,072
Audit related fees(2)	$-	$19,286
Tax fees(3)	$203,566	$174,779
All other fees(4)	$-	$-
Total fees paid	$2,790,823	$1,945,137

(1)	Fees for audit services on a billed basis.
(2)	Fees for assurance and related services not included in audit services above.
(3)	Fees for tax compliance, tax advice and tax planning.
(4)	All other fees not included above.

CEASE TRADE ORDERS

None of the individuals serving as directors and executive officers of the Surviving Company are, as at the date of this Canadian Prospectus, or have been, within the ten years prior to the date of this Canadian Prospectus, a director, chief executive officer or chief financial officer of any company that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

BANKRUPTCIES

Other than as disclosed in this Canadian Prospectus, (i) none of the individuals serving as directors and executive officers of the Surviving Company are, as at the date of this Canadian Prospectus, or have been, within the ten years prior to the date of this Canadian Prospectus, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, and (ii) none of the individuals serving as directors and executive officers of the Surviving Company has, within the ten years prior to the date of this Canadian Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Nick Stone was a director of a company based in Oklahoma named International Energy Inc. (“International Energy”). To comply with the Australian Securities Exchange listing rules, International Energy was required to file for bankruptcy in the United States under international treaty requirements. The bankruptcy was subsequently dismissed in the United States because the U.S. trustee believed that it was not required in the U.S., even though it was required in Australia. As a result, the entire case has been dismissed.

SECURITIES PENALTIES OR SANCTIONS

Other than as disclosed in this Canadian Prospectus, none of the individuals serving as directors and executive officers of the Surviving Company, nor any personal holding company of any such person, has:

•	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

In December 2014, the Enforcement Committee of the French Financial Markets Authority (the “FFMA”) found that Faurecia SA (“Faurecia”) and its Chairman and Chief Executive Officer, Mr. Yann Delabrière, had failed to meet certain obligations defined in Articles 223-1, 223-2 and 223-10-1 of the FFMA’s General Regulation pertaining to information related to Faurecia’s objectives for 2012. The FFMA fined Faurecia and Mr Yann Delabrière €2 million and €100,000, respectively. Supported by Faurecia’s board of directors, in February 2015, Faurecia SA and Mr. Delabrière lodged an appeal against this decision with the Paris Court of Appeal. The Paris Court of Appeal found no evidence of personal wrongdoing by Mr. Delabrière and maintained the penalty solely in his capacity as legal representative of Faurecia. In August 2016, Faurecia and Mr. Delabrière lodged an appeal against this ruling before the French Supreme Court. The appeal was withdrawn, and the French Supreme Court recorded this withdrawal by a judgment dated September 26, 2018.

In June 2022 and July 2022, stockholders of Digital Turbine Inc. (“Digital Turbine”) filed class action complaints against Digital Turbine and certain of its officers, including independent director Ms. Michelle Sterling, in the Western District of Texas related to Digital Turbine’s announcement in May 2022 that it would restate some of its financial results. The claims allege violations of certain federal securities laws. On July 19, 2023, the Western District court granted Digital Turbine’s motion to dismiss the case. The plaintiffs had twenty-one days from such date to file an amended complaint. Several derivative actions have been filed against Digital Turbine and its directors, which all assert claims of breach of fiduciary duties arising out of the same facts as the securities class action. The federal derivative cases have been stayed under a court order, pending a ruling on any motion to dismiss the federal class action. Digital Turbine and the individual defendants filed a motion to dismiss the Delaware Chancery case on May 11, 2023. Digital Turbine and individual defendants deny any allegations of wrongdoing and plan to vigorously defend against the claims asserted in these complaints. In July 2023, a derivative action was filed against Digital Turbine and the members of Digital Turbine’s Compensation and Human Capital Management Committee that asserts a claim of breach of fiduciary duties related to the grant of equity awards to Digital Turbine’s CEO in excess of the annual share limit set forth in Digital Turbine’s 2020 Equity lncentive Plan. Digital Turbine and individual defendants deny any allegations of wrongdoing.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the individuals serving as directors and executive officers of the Surviving Company, is or has been indebted to LeddarTech or the Surviving Company, or is indebted to another entity that is, or has been at any time, the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by LeddarTech or the Surviving Company.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the Surviving Company, no persons beneficially owned, or controlled or directed, directly or indirectly, voting securities carrying 10.0% or more of the voting rights attached to any class of voting securities of the Surviving Company immediately following the closing of the Business Combination, other than as set out below:

Name	Number and type of Securities	Type of Ownership	Percentage of Class(1)	Percentage of Class (fully diluted)(2)
Prospector Sponsor, LLC(3)	1,521,265 Surviving Company Common Shares 2,411,565 Surviving Company Common Shares issuable upon conversion of Surviving Company Non-Voting Special Shares 6,632,416 Surviving Company Common Shares issuable upon exercise of Surviving Company Warrants 782,500 Surviving Company Shares issuable upon conversion of PIPE Convertible Notes	Registered and Beneficial	5.3%	19.6%
FS LT Holdings LP(4)	5,213,325 Surviving Company Common Shares 1,303,330 Surviving Company Common Shares issuable upon conversion of Surviving Company Non-Voting Special Shares 920,000 Surviving Company Shares issuable upon conversion of PIPE Convertible Notes	Registered and Beneficial	18.1%	12.8%
Investissement Québec(5)	4,364,838 Surviving Company Common Shares 1,091,205 Surviving Company Common Shares issuable upon conversion of Surviving Company Non-Voting Special Shares 1,500,000 Surviving Company Shares issuable upon conversion of PIPE Convertible Notes 13,890 Surviving Company Common Shares issuable upon exercise of IQ Warrants	Registered and Beneficial	15.2%	12.0%

Notes:

(1)	Based on 28,770,930 outstanding Surviving Company Common Shares as of the date of this Canadian Prospectus.

(2)	Based on 57,944,317 outstanding Surviving Company Common Shares on a fully diluted basis.

(3)	The Surviving Company Common Shares and Surviving Company Warrants reported above are held in the name of the Sponsor. Derek Aberle, Nick Stone, Steve Altman and Mike Stone are among the members of the Sponsor and are its managers. Each manager has one vote, and the unanimous approval of the managers is required for approval of an action of the Sponsor. No individual manager exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly owns a pecuniary interest. Accordingly, none of the individuals will be deemed to have or share beneficial ownership of such securities.

(4)	The Surviving Company Common Shares reported above are held in the name of FS LT Holdings LP, a Delaware limited partnership. FS Investment Management, L.P., a Delaware limited partnership, is the general partner of FS LT Holdings LP and exercises sole voting and dispositive control of the securities held by FS LT Holdings LP. Nick Stone Management II, LLC, a Texas limited liability company, is the general partner of FS Investment Management, L.P. Nick Stone is the manager of Nick Stone Management II, LLC. The address of the principal business office of each of FS LT Holdings LP, FS Investment Management, L.P., Nick Stone Management II, LLC and Nick Stone is 1250 Prospect Street, Suite 200, La Jolla, CA 92037.

(5)	IQ is a mandatary of the Government of the Province of Quebec, Canada. Decisions to vote or dispose Surviving Company’s securities are made (i) by the Government of Québec, through the adoption of a decree of the Cabinet or by the Minister of the Economy, Innovation and Energy, in both cases under recommendations of the personnel at the ministry and of IQ or (ii) with respect to securities acquired by IQ acting for its own account (and not as mandatary of the Government of Québec), by IQ’s Credit Committee (which is typically comprised of six (6) persons) upon recommendations of IQ’s personnel. Accordingly, no person individually can exercise voting or investment power over the shares held by IQ and none are deemed to have or share beneficial ownership of such securities. The business address for Investissement Quebec is 1001, boulevard Robert Bourassa, Suite 1000, Montréal, Québec H3B 0A7.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of the Surviving Company’s knowledge, other than as may be described in this Canadian Prospectus and/or the U.S. Prospectus, (i) there are no material interests, direct or indirect, of any of Surviving Company’s directors or executive officers, any shareholder that beneficially owns or controls or directs (directly or indirectly), more than 10.0% of any class or series of outstanding voting securities of the Surviving Company, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date of this Canadian Prospectus that has materially affected or is reasonably expected to materially affect the Surviving Company or any of its subsidiaries, and (ii) there are no known existing or potential material conflicts of interest between the Surviving Company and its subsidiaries and the Surviving Company’s directors, officers or other members of management as a result of their outside business interests except that (a) Derek Aberle and Nick Stone, Prospector’s Chief Executive Officer and Chief Financial Officer, respectively, were both directors of Prospector, and are managers of the Sponsor and managers of FS Investors, which owned approximately 25.8% of the Company prior to the Business Combination and serve on the board of directors of the Surviving Company, (b) certain of the directors and officers of the Surviving Company invested in the PIPE Financing, and (c) certain of the directors and officers of the Surviving Company serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Surviving Company and their duties as a director or officer of such other companies. See the sections entitled “Certain Prospector Relationships and Related Person Transactions,” “Certain Agreements Related to the Business Combination” and “Risk Factors – Risks Related to Conflicts of Interest” in the U.S. Prospectus.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which the Surviving Company has entered into since the beginning of the last financial year of LeddarTech before the date of this Canadian Prospectus, entered into prior to such date but which contract is still in effect, or to which the Surviving Company became a party to in connection with the consummation of the Business Combination:

•	the Business Combination Agreement referred to under the section entitled “The Business Combination Agreement” in the U.S. Prospectus;

•	the Amendment No. 1 to the Business Combination Agreement referred to under the section entitled “The Business Combination Agreement” in the U.S. Prospectus;

•	the Investor Rights Agreement referred to under the section entitled “Certain Agreements Related to the Business Combination – Investor Agreement” in the U.S. Prospectus;

•	the Subscription Agreement for the PIPE Financing referred to under the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information – PIPE Financing” in the U.S. Prospectus;

•	the Amendment No. 1 to the Subscription Agreement referred to under the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information – PIPE Financing” in the U.S. Prospectus;

•	the Sponsor Letter Agreement referred to under the section entitled “Certain Agreements Related to the Business Combination – Sponsor Letter Agreement” in the U.S. Prospectus;

•	the Registration Rights Agreement referred to under the section entitled “Certain Agreements Related to the Business Combination – Registration Rights Agreement” in the U.S. Prospectus;

•	the Warrant Agreement (as defined in the U.S. Prospectus);

•	the Amended and Restated Financing Offer dated as of April 5, among LeddarTech Inc., Fédération des caisses Desjardins du Québec and VayaVision Sensing Ltd., as amended on May 1, 2023, May 31, 2023, September 29, 2023, October 13, 2023, October 20, 2023, October 31, 2023 and December 8, 2023;

•	the Loan Offer dated as of January 23, 2020 among LeddarTech and IQ., as amended on March 29, 2023 and June 12, 2023; and

•	the Bridge Loan Agreement dated May 1, 2023 among LeddarTech and IQ.

Copies of the above material contracts (including those annexed to the Registration Statement), if not already entered into then once executed, may be inspected during ordinary business hours at the offices of the Surviving Company at 4535 Wilfrid Hamel Blvd., Suite 240, Québec, QC, G1P 2J7 and will be filed, as required, via EDGAR (available at www.sec.gov) and via SEDAR+ (available at www.sedarplus.ca).

LEGAL MATTERS

Certain Canadian legal matters relating to the Business Combination, have been or will be passed upon on behalf of the Company, NewCo and/or the Surviving Company by Stikeman Elliott LLP, and the matters referred to under the section entitled “Material U.S. Federal Income Tax Considerations” in the U.S. Prospectus, as well as certain other U.S. legal matters relating to the Business Combination, have been or will be passed upon on behalf of the Company, NewCo and/or the Surviving Company by Vedder Price LLP and on behalf of Prospector by White & Case LLP. Certain legal matters relating to the Business Combination have been or will be passed upon on behalf of Prospector by Osler, Hoskin & Harcourt LLP with respect to Canadian legal matters. The partners and associates of each of Stikeman Elliott LLP, Vedder Price LLP, White & Case LLP and Osler, Hoskin & Harcourt LLP, respectively, as a group, beneficially own, directly and indirectly, less than 1.0% of the issued and outstanding Surviving Company Common Shares and less than 1.0% of the issued and outstanding common shares of any of its affiliates or associates.

INTERESTS OF EXPERTS

Current Capital Securities LLC (“Current Capital”) is named as having delivered a written fairness opinion to the board of directors of Prospector on June 8, 2023, the full text of which is included as Annex J to the U.S. Prospectus. The designated professionals (as such term is defined in Form 51-102F2 – Annual Information Form) of Current Capital beneficially own, directly and indirectly, less than 1.0% of the issued and outstanding Surviving Company Common Shares and less than 1.0% of the issued and outstanding common shares of any of its affiliates or associates.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditors of the Surviving Company are Richter LLP, independent registered public accounting firm, 1981 McGill College Av., Montréal, QC H3A 0G6. See the section entitled “Additional Information – Change in Registered Public Accounting Firm” in the U.S. Prospectus.

The transfer agent and registrar for the Surviving Company Common Shares and the warrant agent for the Surviving Company Warrants is Continental Stock Transfer & Trust Company at its principal office in New York, New York.

EXEMPTIONS

Pursuant to a decision of the AMF dated December 12, 2023, the Surviving Company was granted exemptive relief from the requirement in section 2.2(2) of Regulation 41-101 that requires that this Canadian Prospectus be publicly filed in both the French and English languages.

U.S. PROSPECTUS

See attached.

LEDDARTECH FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION & ANALYSIS

See attached.

EXHIBIT A – BOARD MANDATE

The board of directors (the “Board”) of LeddarTech Holdings Inc. (the “Company”), a publicly traded company subject to securities laws in Canada and the United States, is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and its underlying value. Its members (the “Directors”) are elected by the shareholders of the Company. The purpose of this mandate of the Board (the “Mandate”) is to describe the primary duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Although Directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

RESPONSIBILITIES

Pursuant to applicable laws, in exercising their powers and discharging their duties, Directors are duty-bound toward the Company to act with prudence and diligence, honesty and loyalty and in the interest of the Company. The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for the day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation and Human Capital Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to the following categories:

Appointment and Compensation of Officers

1.	The Board is responsible for approving the appointment of the Chief Executive Officer, other executive officers and other officers of the Company, following a review of the recommendations of the Compensation and Human Capital Committee.

2.	In approving the appointment of the Chief Executive Officer, other executive officers and other officers, the Board shall, to the extent feasible, satisfy itself as to the integrity of these individuals and ensure that they create a culture of integrity throughout the Company.

3.	The Board shall also annually review and approve, on the recommendation of the Compensation and Human Capital Committee, the compensation of the Company’s executive officers (including the Chief Executive Officer) as well as their objectives and the position description of the Chief Executive Officer.

4.	The Board may from time to time authorize certain officers to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business shall, however, be reviewed by and are subject to the prior approval of the Board.

5.	The Board oversees that succession planning programs are in place, including programs to train and develop management.

Board Organization

6.	The Board will receive recommendations from the Nominating and Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the position description and selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committees and Board mandate and charters as well as their work program, and Director compensation. On an annual basis, the Board shall also, on the recommendations of the Nominating and Corporate Governance Committee, review the Directors’ independent status and expertise as well as confirm that all members of the Audit Committee are “financially literate” and that at least one member is an “audit committee financial expert” (as such terms are defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the NASDAQ), review the Board’s skills matrix, assess the overall performance of the Board, review major changes in the Directors’ principal occupation and review other board memberships.

7.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations, and the oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

8.	The Board shall annually review and approve a calendar for the meetings of the Board and its committees.

9.	The Board shall maintain and periodically review a Board orientation program for new Directors as well as a Board continuing education program for Directors in office.

Strategic Planning

10.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its objectives and goals.

11.	The Board is responsible for reviewing, providing input to, and approving, on an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

Monitoring of Financial Performance and Other Financial Reporting Matters

12.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

13.	The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company.

14.	The Board is responsible for approving the audited annual financial statements and the non- audited interim financial statements as well as the notes, Management’s Discussion and Analysis and press release accompanying such financial statements. Notwithstanding the foregoing, the Board may delegate the approval of the non-audited interim financial statements and related documents to the Audit Committee. The Audit Committee’s composition and responsibilities must meet the requirements of SEC and NASDAQ rules applicable to the Company, including oversight of the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

15.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

16.	The Board is responsible for overseeing the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

17.	The Board is responsible for ensuring adequate disclosure of how it oversees risk.

Corporate Governance, Policies and Procedures

18.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

19.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

20.	The Board shall monitor the implementation of procedures and initiatives relating to corporate social and environmental responsibilities, and health and safety rules and regulations in the organization.

Communications and Reporting

21.	The Board has approved a disclosure policy which addresses communications with shareholders, employees, financial analysts, governments and regulatory authorities, and the public in general and will review it on an annual basis.

22.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(c)	reporting annually to shareholders on its stewardship for the preceding year, including reviewing and approving the Company’s management circular and other material disclosure documents; and

(d)	overseeing the Company’s implementation of systems which accommodate feedback from shareholders.

Meetings

23.	The Board will meet as often as necessary and in accordance with the Company’s bylaws.

THIS CHARTER

The Board may, from time to time, delegate to its committees responsibilities set forth herein and permit departures from the terms of this Mandate, either prospectively or retrospectively. This Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, securityholders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part. The Board may review and recommend changes to the Mandate from time to time and the Nominating and Corporate Governance Committee may periodically review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration.

DATED December 21, 2023.

EXHIBIT B – AUDIT COMMITTEE CHARTER

The purpose of this charter (the “Charter”) is to describe the primary duties and responsibilities of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of LeddarTech Holdings Inc. (the “Company”), as well as some of the policies and procedures that apply to the Committee in discharging its duties and responsibilities.

Certain aspects of the composition and organization of the Committee are prescribed and/or governed by the Canada Business Corporations Act, the constating documents of the Company, applicable securities laws and regulations (including the U.S. Securities and Exchange Commission and stock exchange rules) and applicable agreements.

1.	The Committee is established to fulfil applicable public company obligations relating to audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

(a)	oversee the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

(b)	oversee the qualifications and independence of the external auditor;

(c)	oversee the work of the Company’s financial management, internal auditors, if any, and external auditor in these areas; and

(d)	provide an open avenue of communication between the external auditor, the internal auditors, if any, the Board and management, as applicable.

2.	In addition, the Committee shall review disclosure on matters related to the Committee and the external auditor to be made in the Company’s annual management information circular and other annual and period disclosure documents, in accordance with applicable rules and regulations. The Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to any pension matters.

3.	The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its members are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities.

4.	Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditor is responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

PROCEDURES

The Committee shall have the following procedures:

5.	Composition – Subject to applicable phase-in rules and exemptions, the Committee shall be composed of a minimum of three members. Unless otherwise permitted by any applicable phase-in rules and exemptions, each member of the Committee shall meet (i) the “independence” and financial literacy requirements of, as applicable, Section 10A and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“Regulation 52-110”), any stock exchange on which the Company’s securities are listed, and all other applicable laws and regulations, as applicable to the Committee members and in effect from time to time, when and as required by the U.S. Securities and Exchange Commission, Regulation 52-110 or the rules of any stock exchange on which the Company’s securities are listed, and (ii) any other qualifications as determined by the Board from time to time. The Committee may avail itself of any phase-in rules or other exemptions available to the Company that are afforded by applicable securities laws and regulations or the rules of any stock exchange on which the Company’s securities are listed.

All members of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement and otherwise be financially literate (as specified in the requirements or guidelines for audit committee service under applicable Canadian and Nasdaq rules, as applicable). At least one member of the Committee should be an “audit committee financial expert” (as that term is defined from time to time under applicable United States Securities and Exchange Commission rules) and be financially sophisticated (as determined under the NASDAQ rules).

6.	Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. Resignation or removal of a Committee member from the Board for any reason shall automatically constitute resignation or removal, as applicable, from the Committee. The Board may fill vacancies on the Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of the Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.

7.	Committee Chair – The Board shall designate the Chair by majority vote. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting. The Chair of the Committee shall be responsible for leadership of the Committee assignments and reporting to the Board.

8.	Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for notifying the Committee Chair of such conflict. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board. If the Committee Chair or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee his or her interest and shall not participate in consideration of the matter and shall not vote on the matter.

9.	Service on Multiple Audit Committees – Members of the Committee may not serve on the audit committee of more than two other publicly-traded companies unless the Board has first determined that such simultaneous service would not impair the ability of the applicable director to serve on the Committee.

10.	Compensation of Committee Members – The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

11.	Meetings – The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information. Meetings may be held at any time deemed appropriate by the Committee. The Committee may meet in person, by videoconference or other electronic means or telephonically.

(a)	Calling of Meetings – The Committee shall meet as often as it deems appropriate to discharge its responsibilities. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting, with a copy to the Chair of the Board, the Chief Executive Officer and the Corporate Secretary of the Company. The notice of meeting does not, however, need to state the purpose for which the meeting is being held. A member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review. The Committee may require senior executives and other employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

(b)	Quorum – A majority of the members constitute a quorum for the transaction of the Committee business.

(c)	Secretary of Meeting – The Chair of the Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the Corporate Secretary of the Company shall be secretary of the meeting of the Committee. The agenda of the Committee meeting will be prepared by the Chair of the Committee, working with the Corporate Secretary and, whenever reasonably practicable, circulated to each member prior to each meeting.

(d)	Minutes – Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.

(e)	Vote - Action may be taken by the Committee upon the affirmative vote of a majority of the members.

12.	Separate Executive and In-Camera Meetings – The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet periodically without management present at every regular meeting.

13.	Professional Assistance – The Committee may require the external auditor and internal auditors, if any, to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may, at the Company’s expense, retain special legal, accounting, financial or other consultants to advise the Committee in discharging itself of its duties.

14.	Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by management and the external auditor as to any information technology, audit and other non-audit services provided by the external auditor to the Company and its subsidiaries.

15.	Reporting to the Board – The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

16.	Orientation – New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

17.	Outsiders May Attend Meetings – The Committee may invite members of management or others to attend meetings or provide information as necessary. The Company’s external auditor will have direct access to the Committee at their own initiative.

18.	Other Responsibilities of the Committee – The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority, in its sole discretion, to engage and terminate independent counsel and other advisers, as it determines necessary or appropriate to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and any advisers that the Committee chooses to engage, as well as funding for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

POWERS

19.	The Committee shall have the following powers:

(a)	Access – The Committee is entitled to full access to all books, records, facilities and personnel of the Company and its subsidiaries. The Committee may require such officers, directors and employees of the Company and its subsidiaries and others as it may see fit from time to time to provide any information about the Company and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.

(b)	Delegation – The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

(c)	Adoption of Policies and Procedures – The Committee may adopt policies and procedures for carrying out its responsibilities.

RESPONSIBILITIES

Selection and Oversight of the External Auditor

20.	The Committee shall be responsible for the appointment of an external auditor (independent registered public accounting firm) to serve as the Company’s independent auditors and be directly responsible for the retention, compensation, evaluation, oversight and termination of the external auditor, who shall report and be accountable to the Audit Committee. The Committee shall annually evaluate the performance of the external auditor and recommend to the Board the external auditor of the Company to be nominated in the Company’s management information circular for shareholder approval. If the Committee deems it in the best interest of the Company to proceed with a change in external auditor, the Committee shall report to the Board the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire on the qualifications of the proposed external auditor before approving or rejecting the proposed change in external auditor.

21.	The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Company to the external auditor with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditor, which policies and procedures shall include reasonable detail with respect to the services covered. All services to be provided to the Company or any of its affiliates by the external auditor or any of their affiliates which are subject to pre-approval by the Committee shall be approved by the Committee or the Chair of the Committee, in accordance with the Committee’s Pre-Approval Policies and Procedures.

22.	The Committee shall annually review the independence of the external auditor and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor. In connection with such review, the Committee shall:

(a)	actively engage in a dialogue with the external auditor about all relationships or services that may impact the objectivity and independence of the external auditor;

(b)	require that the external auditor submit to it, at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on one hand, and the external auditor, on the other hand, that may reasonably be considered to bear on the external auditor’s independence;

(c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

(d)	consider whether there should be a regular rotation of the external audit firm itself; and

(e)	consider the external auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

23.	The Committee may approve any permissible non-audit engagements of the external auditor and its affiliates by the Company and its affiliates in accordance with applicable laws.

24.	The Committee shall establish and monitor clear policies for the hiring by the Company of partners, employees and former partners and employees of the present and former external auditor of the Company.

25.	The Committee shall require the external auditor to provide to the Committee, and the Committee shall review and discuss with the external auditor, all reports which the external auditor is required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditor, and any other reports which the Committee may require. Such reports shall include:

(a)	a description of the external auditor’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditor, and any steps taken to deal with any such issues; and

(b)	a report describing (i) all critical accounting policies and practices to be used in the annual audit, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor and (iii) other material written communication between the external auditor and management, such as any management letter or schedule of unadjusted differences.

26.	The Committee shall review the performance of the external auditor, including assessing their effectiveness and quality of service, annually and, every 5 years, perform a comprehensive review of the performance of the external auditor over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.

27.	The Committee is responsible for resolving disagreements between management and the external auditor regarding financial reporting.

28.	The Committee shall meet separately with external auditor (without the presence of management) on at least a quarterly basis.

Appointment and Oversight of Internal Auditors

29.	The appointment, terms of engagement, compensation, replacement or dismissal of internal auditors, if any, shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.

30.	The Committee shall obtain from the internal auditors, if any, and shall review summaries of significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports, as applicable.

31.	The Committee shall, as it deems necessary and applicable, communicate with the internal auditors, if any, with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditors bring to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

32.	The Committee shall, annually or more frequently as it deems necessary and applicable, evaluate the internal auditors, if any, including their activities, organizational structure and qualifications and effectiveness.

Oversight and Monitoring of Audits

33.	The Committee shall review with the external auditor, the internal auditors, if any, and management, as applicable, the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditor, the audit procedures to be used and the timing and estimated budgets of the audits.

34.	The Committee shall meet periodically or as it deems necessary and applicable, with the internal auditors, if any, to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with management and the adequacy of management’s responses in correcting audit-related deficiencies.

35.	The Committee shall discuss with the external auditor any difficulties or disputes that arose with management or the internal auditors, if any, during the course of the audit and the adequacy of management’s responses in correcting audit-related deficiencies.

36.	The Committee shall review with management the results of internal and external audits.

37.	The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

38.	The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditor and the internal auditors, if any:

(a)	the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

(b)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from another external auditor with respect to the accounting treatment of a particular item;

(c)	any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditor or the internal auditors, if any, or which may result from proposed changes to applicable generally accepted accounting principles;

(d)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures;

(e)	any reserves, accruals, provisions, estimates or management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Company;

(f)	the use of special purpose entities and the business purpose and economic effect of off- balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;

(g)	any legal matter, claim or contingency that could have a significant impact on the financial statements, the Company’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company’s financial statements;

(h)	the treatment for financial reporting purposes of any significant transactions which are not a part of the Company’s ordinary course of business including, without limitation, related party transactions and insider transactions;

(i)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and

(j)	management’s determination of goodwill impairment, if any, as required by applicable accounting standards.

39.	The Committee will review and resolve disagreements between management and the external auditor regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls

40.	The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditor and the internal auditors, if any:

(a)	the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of management, the external auditor and the internal auditors, if any, for the improvement of accounting practices and internal controls;

(b)	any significant deficiency and material weakness in the design or operation of internal control over financial reporting, including with respect to computerized information system controls and security; and

(c)	management’s compliance with the Company’s processes, procedures and internal controls.

Oversight and Monitoring of Reported Unethical Conduct

41.	In accordance with the Company’s Whistleblower Policy, the Committee shall maintain and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous and confidential submission by employees of concerns regarding questionable accounting or auditing matters and review periodically or as it deems necessary and applicable, with management and the internal auditors, if any, these procedures and any significant complaints received.

Oversight and Monitoring of the Company’s Financial Disclosures

42.	The Committee shall:

(a)	review with the external auditor and management and recommend to the Board for approval the annual audited financial statements and notes relating thereto and management’s discussion and analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any prospectus or information circular of the Company; and

(b)	review with the external auditor and management and, if so delegated by the Board, approve each set of interim unaudited financial statements and notes related thereto and management’s discussion and analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company.

Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

43.	Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and any ratings agencies, if applicable, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.

44.	The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditor.

Oversight of Finance Matters

45.	Appointments of key financial executives involved in the financial reporting process of the Company, including the Chief Financial Officer, shall require the prior review of the Committee.

46.	The Committee shall receive and review:

(a)	periodic reports on compliance with requirements regarding statutory deductions and remittances;

(b)	material policies and practices of the Company respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company; and

(c)	material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.

47.	The Committee shall meet periodically with management to review and discuss the Company’s major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.

48.	The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Risk Oversight and Compliance

49.	The Committee shall assess risk tolerance of the Company, management’s program of risk assessment and steps taken to address significant risks or exposures, including derivative policies and insurance coverage, and obtain the external auditor’ opinion of management’s assessment of significant business, operational, and financial risk exposures facing the Company and how effectively such risks are being managed or controlled.

50.	The Committee shall (A) review and monitor (i) management’s practices and policies with respect to (a) assessing, identifying and managing the Company’s major security risks, including physical, information, and data security and cybersecurity risks, and control thereof, and (b) the adequacy and effectiveness of disclosure controls and procedures associated with cybersecurity incident monitoring and reporting, (ii) security trends that may impact the Company’s operations and business and evolving environment, (iii) contingency plans in the event of a security threat or breach, and (iv) initiatives in terms of development and implementation of appropriate communications and trainings, and (B) report to the Board on the Company’s compliance with such practices and policies and progress in remedying any significant deficiencies related thereto and, where appropriate, make recommendations.

51.	The Committee shall obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Company’s compliance with financial related laws and regulations such as tax and financial reporting laws and regulations and legal withholding requirements.

52.	The Committee shall review the findings of any examination by regulatory agencies.

Committee Reporting

53.	If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”). In the Report, the Committee shall, where applicable, state whether it has:

(a)	reviewed and discussed the audited or unaudited financial statements with management, the external auditor and the internal auditors, if any;

(b)	received from the external auditor all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditor, including reports with respect to the independence of the external auditor; and

(c)	based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.

Additional Responsibilities

54.	The Committee shall perform such other duties as may be required by law.

55.	The Committee shall review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments, dividends and the issuance and/or repurchase of shares.

56.	The Committee shall maintain and review, as necessary, policies and procedures with respect to the delegation of authority by the Board to employees of the Company and its subsidiaries for day- to-day management.

57.	The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.

THE CHARTER

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Committee shall ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the management information circular or annual report of the Company.

DATED December 21, 2023.

CERTIFICATE OF LEDDARTECH HOLDINGS INC.

Dated: December 28, 2023

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the issuer as required by the securities legislation of the province of Québec.

(s) Frantz Saintellemy	(s) Christopher Stewart
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(s) Charles Boulanger	(s) Yann Delabrière
Director	Director